EXHIBIT 3

                     [Proler International Corp. Letterhead]

                               September 20, 1996

Dear Proler Stockholder:

     I am pleased to inform you that Proler International Corp. has entered into an Agreement and Plan of Merger with Schnitzer Steel Industries, Inc. of Portland, Oregon and a subsidiary of Schnitzer providing for the acquisition of all of the issued and outstanding shares of Proler Common Stock and associated Rights at a price of $7.50 per share, net to the stockholder in cash.

     Enclosed is an Offer to Purchase and related Letter of Transmittal reflecting the terms of Schnitzer's tender offer for Proler's Common Stock and associated Rights. Schnitzer's tender offer is conditioned upon, among other things, a majority of the total number of shares of Proler Common Stock outstanding (on a fully diluted basis) being validly tendered and not withdrawn. The Agreement and Plan of Merger provides that, promptly after consummation of Schnitzer's tender offer, all Proler shares that are not tendered through the tender offer will be acquired through a merger at the same price per share as the tender offer.

     Proler's Board of Directors has, in light of and subject to the terms and conditions set forth in the Agreement and Plan of Merger, determined that the tender offer and merger are fair to, and in the best interests of, the stockholders of Proler. Proler's Board of Directors has unanimously approved the tender offer and the merger and recommends that stockholders ACCEPT the tender offer and tender their shares.

     Attached is a copy of Proler's Schedule 14D-9 relating to the tender offer, which is being filed today with the Securities and Exchange Commission. This document should be read carefully. In particular, I call your attention to Item 4, which describes, among other things, matters considered by the Board of Directors in connection with its unanimous recommendation of the tender offer and the merger.

                                          Sincerely,
                                          Herman Proler
                                          CHAIRMAN OF THE BOARD OF DIRECTORS